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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Lighting Science Group Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
&
Series B Preferred Stock, par value $.001 per share
(Title of Class of Securities)
53224G103
(CUSIP Number)
Govi Rao
LED Holdings, LLC
11390 Sunrise Gold Circle #800
Rancho Cordova, CA 95742
(610) 745-9590
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 4, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53224G103	Page	2	of	9

1	NAMES OF REPORTING PERSONS LED Holdings, LLC 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		18,583,523*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,583,523*

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,583,523*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.1%†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Not including an indeterminate number of shares of Common Stock with a value of up to an aggregate of $10,000,000, that may be purchased from the Issuer upon written demand, prior to October 4, 2009, in one or more transactions at a 15% discount to the average closing price of the Common Stock (as reported for consolidated transactions with respect to securities listed on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, then in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System or such other system then in use or, if the Common Stock is not quoted by any such organization, then as furnished by a New York Stock Exchange member firm selected by the Corporation) for the thirty (30) consecutive trading days immediately prior to, but not including, the date of such purchase or purchases, all as detailed in Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007, as incorporated by reference into the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on October 15, 2007. Reflects a one-for-twenty reverse stock split of the Issuer’s common stock which took effect on January 25, 2008.
† Based on 22,075,669 shares of common stock outstanding as of March 28, 2008. The percent of Class on a fully diluted basis is 70.7%.

CUSIP No.	53224G103	Page	3	of	9

1	NAMES OF REPORTING PERSONS PP IV (AIV) LED, LLC 26-0240524

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,583,523*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

18,583,523*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,583,523*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.1%†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Not including an indeterminate number of shares of Common Stock with a value of up to an aggregate of $10,000,000, that may be purchased from the Issuer upon written demand, prior to October 4, 2009, in one or more transactions at a 15% discount to the average closing price of the Common Stock (as reported for consolidated transactions with respect to securities listed on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, then in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System or such other system then in use or, if the Common Stock is not quoted by any such organization, then as furnished by a New York Stock Exchange member firm selected by the Corporation) for the thirty (30) consecutive trading days immediately prior to, but not including, the date of such purchase or purchases, all as detailed in Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007, as incorporated by reference into the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on October 15, 2007. Reflects a one-for-twenty reverse stock split of the Issuer’s common stock which took effect on January 25, 2008.
† Based on 22,075,669 shares of common stock outstanding as of March 28, 2008. The percent of Class on a fully diluted basis is 70.7%.

CUSIP No.	53224G103	Page	4	of	9

1	NAMES OF REPORTING PERSONS PP IV LED, LLC 26-0196366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,583,523*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

18,583,523*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,583,523*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.1%†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Not including an indeterminate number of shares of Common Stock with a value of up to an aggregate of $10,000,000, that may be purchased from the Issuer upon written demand, prior to October 4, 2009, in one or more transactions at a 15% discount to the average closing price of the Common Stock (as reported for consolidated transactions with respect to securities listed on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, then in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System or such other system then in use or, if the Common Stock is not quoted by any such organization, then as furnished by a New York Stock Exchange member firm selected by the Corporation) for the thirty (30) consecutive trading days immediately prior to, but not including, the date of such purchase or purchases, all as detailed in Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007, as incorporated by reference into the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on October 15, 2007. Reflects a one-for-twenty reverse stock split of the Issuer’s common stock which took effect on January 25, 2008.
† Based on 22,075,669 shares of common stock outstanding as of March 28, 2008. The percent of Class on a fully diluted basis is 70.7%.

CUSIP No.	53224G103	Page	5	of	9

1	NAMES OF REPORTING PERSONS RICHARD KELSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,583,523*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

18,583,523*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,583,523*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.1%†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Not including an indeterminate number of shares of Common Stock with a value of up to an aggregate of $10,000,000, that may be purchased from the Issuer upon written demand, prior to October 4, 2009, in one or more transactions at a 15% discount to the average closing price of the Common Stock (as reported for consolidated transactions with respect to securities listed on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, then in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System or such other system then in use or, if the Common Stock is not quoted by any such organization, then as furnished by a New York Stock Exchange member firm selected by the Corporation) for the thirty (30) consecutive trading days immediately prior to, but not including, the date of such purchase or purchases, all as detailed in Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007, as incorporated by reference into the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on October 15, 2007. Reflects a one-for-twenty reverse stock split of the Issuer’s common stock which took effect on January 25, 2008.
† Based on 22,075,669 shares of common stock outstanding as of March 28, 2008. The percent of Class on a fully diluted basis is 70.7%.

CUSIP No.	53224G103	Page	6	of	9

1	NAMES OF REPORTING PERSONS LED EFFECTS, INC. 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,583,523*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

18,583,523*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,583,523*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.1%†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Not including an indeterminate number of shares of Common Stock with a value of up to an aggregate of $10,000,000, that may be purchased from the Issuer upon written demand, prior to October 4, 2009, in one or more transactions at a 15% discount to the average closing price of the Common Stock (as reported for consolidated transactions with respect to securities listed on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, then in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System or such other system then in use or, if the Common Stock is not quoted by any such organization, then as furnished by a New York Stock Exchange member firm selected by the Corporation) for the thirty (30) consecutive trading days immediately prior to, but not including, the date of such purchase or purchases, all as detailed in Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007, as incorporated by reference into the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on October 15, 2007. Reflects a one-for-twenty reverse stock split of the Issuer’s common stock which took effect on January 25, 2008.
† Based on 22,075,669 shares of common stock outstanding as of March 28, 2008. The percent of Class on a fully diluted basis is 70.7%.

Amendment No. 1 to Schedule 13D
     This Amendment No. 1 relates to the Schedule 13D filed on behalf of LED Holdings, LLC (“LEDH”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Richard Kelson (“Mr. Kelson”) and LED Effects, Inc. (“LED”, together with PPAIV, PPLED and Mr. Kelson, the “LEDH Members”), with the Securities and Exchange Commission on October 15, 2007. Except as otherwise provided herein, this Amendment No. 1 amends and supplements the Schedule 13D with respect to the Common Stock and Series B Preferred Stock of Lighting Science Group Corporation (the “Issuer”) beneficially owned by the LED Holdings, LLC and the LEDH Members (the “Reporting Persons”) filed on October 15, 2007. Except as specifically provided herein, this Amendment does not modify any of the disclosure previously reported in the initial Schedule 13D filed on October 15, 2007. Each capitalized term used but not defined herein has the meaning ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
     LEDH contributed assets and cash in exchange for 318,574,665 shares of Common Stock of the Issuer and 2,000,000 shares of Series B Preferred Stock of the issuer (without giving effect to the one-for-twenty reverse stock split of the Issuer’s common stock which took effect on January 25, 2008). Additionally, as detailed in Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007, as incorporated by reference into the Reporting Persons’ Schedule 13D filed on October 15, 2007, pursuant to the Certificate of Designation of the Issuer’s Series B Preferred Stock, LEDH received a right to cause the Issuer, upon written demand prior to October 4, 2009, to sell for cash, on a pro rata basis, an indeterminate number of share of Common Stock, with a value of up to an aggregate of $10,000,000, in one or more transactions at a 15% discount to the average closing price of the Common Stock (as reported for consolidated transactions with respect to securities listed on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, then in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System or such other system then in use or, if the Common Stock is not quoted by any such organization, then as furnished by a New York Stock Exchange member firm selected by the Corporation) for the thirty (30) consecutive trading days immediately prior to, but not including, the date of such purchase or purchases.
     See Item 5 below for information with respect to the LEDH Members.

Item 4.	Purpose of Transaction
     The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock and/or Series B Preferred Stock of the Issuer in the open market, in privately negotiated transactions or otherwise, including the purchase of up to an aggregate of $10,000,000 of Common Stock from the Issuer pursuant to the Certificate of Designation as discussed in Item 3. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.
     Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
     LEDH contributed substantially all of its assets in exchange for sole voting and dispositive power of 318,574,665 shares of Common Stock of the Issuer and 2,000,000 shares of Series B Preferred Stock of the issuer, representing 75.5% of the common stock of Lighting Sciences Group and having voting power equal to 80% of the outstanding voting stock, based on 439,169,636 shares of Common Stock issued and outstanding, as of December 7, 2007 (without giving effect to the one-for-twenty reverse stock split of the Issuer’s common stock which took effect on January 25, 2008). Additionally, see the discussion in Item 3, above, regarding the right to purchase additional shares of Common Stock pursuant to the Certificate of Designation.
     The LEDH Members do not directly own any of the Common Stock or Series B Preferred Stock of the issuer. The LEDH Members share voting and dispositive power over the shares of Common Stock and Series B Preferred Stock of the Issuer only as members of LEDH and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock and Series B Preferred Stock of the Issuer held by LEDH. The LEDH Members disclaim beneficial ownership of the shares of Common Stock and Series B Preferred Stock held by LEDH, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     LEDH acquired the Common Stock and Series B Preferred Stock of the Issuer described above pursuant to an Exchange and Contribution Agreement, dated as of October 4, 2007.

     In connection with the Exchange and Contribution Agreement, the Issuer and LEDH entered into a Registration Rights Agreement dated as of October 4, 2007 (the “Registration Rights Agreement”), which provides that the Issuer is required to file a registration statement (the “Registration Statement”) covering the resale of the Common Stock and the shares of Common Stock issuable upon conversion of the Series B Preferred Stock within sixty (60) days after the receipt of a request from LEDH that the Issuer file the Registration Statement. Pursuant to the Registration Rights Agreement, the Issuer has the right to defer such demand for up to thirty (30) days if the Issuer furnishes a certificate signed by the Chief Executive Officer or Chairman of the Board stating that, in the good faith judgment of the Board of Directors of the issuer, it would be materially detrimental to the Issuer and its stockholders for the Registration Statement to be effected at such time.
     In connection with the Exchange and Contribution Agreement, the Issuer entered into a Stockholder Voting Agreement, dated as of October 4, 2007, by and among the issuer, LEDH and certain stockholders (the “Voting Agreement”). The Voting Agreement governs the voting of stock held by LEDH and such stockholders in the election of members of the Board of Directors and has a term of two years. The Voting Agreement provides that the Board of Directors of the Issuer is to consist of nine directors with: (i) four persons designated by the holders of the majority of the Series B Preferred Stock, (ii) four persons designated by the Board of Directors and (iii) the Chief Executive Officer of the issuer. The Voting Agreement also provides for the manner in which vacancies on the Board of Directors are to be filled.
     As detailed in Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007, as incorporated by reference into the Reporting Persons’ Schedule 13D filed on October 15, 2007, in connection with the Exchange and Contribution Agreement, the Issuer executed a Certificate of Designation of Series B Preferred Stock (the “Certificate of Designation”). The Certificate of Designation fixes the designations, powers, preferences and rights of the shares of the Series B Preferred Stock, and the qualifications, limitations or restrictions thereon. Pursuant to the Certificate of Designation, until October 4, 2009, any holder of at least a majority of the Series B Preferred Stock shall have the right to cause the Issuer to sell for cash to the holders of the Series B Preferred Stock, on a pro rata basis, up to an aggregate of $10,000,000 of Common Stock in one or more transactions at a 15% discount to the average closing price of the Common Stock for the thirty consecutive trading days immediately prior to (but not including) the date of such purchase or purchases. Under these circumstances, the holder of the Series B Preferred stock may exercise such right by delivering a written notice to the Issuer in accordance with the notice provisions of the Exchange and Contribution Agreement. The written notice shall specify the amount of Common Stock which the holders of the Series B Preferred Stock intend to purchase and be followed, as soon as practicable, by the sale of the Common Stock by the Issuer.

Item 7.	Material to be Filed as Exhibits
Exhibit Description

4.1
Exchange and Contribution Agreement, dated as of October 4, 2007, by and between LED Holdings, LLC and Lighting Science Group Corporation (incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007).

4.2
Certificate of Designation of Series B Preferred Stock of Lighting Science Group Corporation, dated October 4, 2007 (incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007).

4.3
Stockholder Voting Agreement, dated as of October 4, 2007, by and between LED Holdings, LLC, Lighting Science Group Corporation, and certain stockholders (incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007).

4.4
Registration Rights Agreement, dated as of October 4, 2007, by and between LED Holdings, LLC and Lighting Science Group Corporation (incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007).

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.*

*	Filed herewith.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 2, 2008

LED HOLDINGS, LLC
By:	/s/ Govi Rao
	Name:	Govi Rao
	Title:	President/CEO

PP IV (AIV) LED, LLC
By:	Pegasus Partners IV (AIV), L.P., its sole member

By:	Pegasus Investors IV, L.P., its general partner

By:	Pegasus Investors IV GP, L.L.C., general partner

By:	/s/ Steven Wacaster
	Name:	Steven Wacaster
	Title:	Vice President

PP IV LED, LLC
By:	Pegasus Partners, IV, L.P., its sole member

By:	Pegasus Investors IV, L.P., its general partner

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Steven Wacaster
	Name:	Steven Wacaster
	Title:	Vice President

/s/ Richard Kelson
RICHARD KELSON

LED EFFECTS, INC.
By:	/s/ Kevin Furry
	Name:	Kevin Furry
	Title:	President